HOLDINGS, INC.

July 29, 2013

VIA FEDERAL EXPRESS AND EDGAR

Sherry Haywood

Staff Attorney

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	Abtech Holdings, Inc.
Registration Statement on Form S-1 (the “Registration Statement”)
Originally filed June 25, 2013 (File No. 333-189587)

Dear Ms. Haywood:

Abtech Holdings, Inc. (the “Company”) is responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as communicated to us by letter dated July 22, 2013, with respect to the above-referenced Registration Statement on Form S-1 filed with the Commission on June 25, 2013.

In response to the Staff’s comments, the Company has caused to be filed an amendment to the Registration Statement as Amendment No. 1 on Form S-1 (“Amendment No. 1”). Additionally, the Company has enclosed four (4) copies of Amendment No.1 herewith, in each case marked against the Registration Statement, to reflect the changes made. The purpose of this correspondence is to illustrate these changes to the Staff and to provide explanation of the changes made, where necessary.

To facilitate the Staff’s review, this letter includes each of the Staff’s comments in bold italics followed by a response to the Staff’s comments. Capitalized terms used herein without definition have the meanings specified in Amendment No. 1. All references to “we,” “our,” or similar terms refer to the Company. All references to page numbers in response to the Staff’s comments are to page numbers in Amendment No. 1.

The Investment Agreement and Registration Rights Agreement, page 3

1.                  We note disclosure that you entered into an Investment Agreement and a Registration Rights Agreement with Dutchess Opportunity Fund, II, L.P. Please file your Investment Agreement and your Registration Rights Agreement with your next amendment.

Response: We filed the Investment Agreement and Registration Rights Agreement with Amendment No. 1 as Exhibits 1.1 and 1.2, respectively.

2.                  We note disclosure in the last sentence on page 3 that you have no obligation to utilize the full amount available under the equity line of credit. Please revise to include a discussion of the likelihood that you will ever receive, or will ever need, based on your business plans, the full amount of proceeds available under the equity line agreement. If you are not likely to receive the full amount, the disclosure should include an explanation of why the parties chose the particular dollar amount of the equity line.

4110 N. Scottsdale Rd., Suite 235 Scottsdale AZ 85251
Phone 480.874.4000 Toll Free 1.800.545.8999 Fax 480.970.1665 Web www.abtechindustries.com

July 29, 2013

Response: We have revised the disclosure on page 3 under “The Investment Agreement and Registration Rights Agreement” in Amendment No. 1 to include the following discussion of why we chose the particular dollar amount of the equity line: “The Company chose this form of financing facility because of the flexibility it affords in meeting future cash requirements that are difficult to project at this stage of the Company’s development. The Company believes it is likely that it will use a significant portion of the Equity Line of Credit but intends to draw on the Equity Line of Credit only as needed to meet immediate capital requirements that are not met with other sources of capital. Accordingly, the Company limited the amount of the Equity Line of Credit to $2,000,000, which represents approximately five months of historical cash used in operations.”

Selling Shareholders, page 56

3.                  Please revise the caption in the third column to indicate that the column refers to “Shares Underlying Warrants”.

Response: The caption in the third column of the Selling Shareholder table has been revised to indicate that the column refers to “Shares Underlying Warrants”.

4.                  Please revise to identify the natural person or persons who have voting and/or investment control over the company’s securities owned by Axiom Capital Management, Inc.

Response: The disclosure has been revised to identify the natural person or persons who have voting and/or investment control over the company’s securities owned by Axiom Capital Management, Inc.

5.                  We note in the footnotes to the table that certain selling shareholders are affiliates of a broker dealer. For the selling shareholders that are affiliates of broker-dealers, confirm that at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and did not have any agreements or understanding, directly or indirectly, with any person to distribute the securities. If you cannot make these representations on behalf of the selling shareholders, please identify them as underwriters.

Response: We confirm that the selling shareholders that are affiliates of broker-dealers, at the time of the purchase of the securities to be resold, purchased the securities in the ordinary course of business and did not have any agreements or understanding, direct or indirect, with any person to distribute the securities. The disclosures in the applicable footnotes to the Selling Shareholder table have been revised in Amendment No. 1 to reflect these facts.

6.                  Please disclose that the obligations of Dutchess Opportunity Fund, II, L.P. under the equity line are not transferable.

Response: The disclosure has been revised in footnote (17) to the Selling Shareholder table in Amendment No.1 to reflect that the obligations of Dutchess Opportunity Fund, II, L.P. under the equity line are not transferable.

Plan of Distribution, page 59

7.                  We note disclosure that the selling shareholders “may be deemed” to be underwriters. Please revise this section to identify Dutchess Opportunity Fund, II, L.P. as an underwriter. Please also revise this section so that the disclosure does not state that Dutchess Opportunity Fund, II, L.P. may sell the securities pursuant to Rule 144.

July 29, 2013

Response: The disclosure has been revised on page 60 under “Plan of Distribution” in Amendment No. 1 to identify Dutchess Opportunity Fund, II, L.P. as an underwriter, and has also been revised so that it does not state that Dutchess Opportunity Fund, II, L.P. may sell securities pursuant to Rule 144.

8.                  Please explain the basis for the assumption related to the “notice requirements regarding uncertificated shares as provided in the NGCL.”

Response: The assumption related to the “notice requirements regarding uncertificated shares as provided in the NGCL” has been deleted from the opinion in Exhibit 5.1.

We appreciate the efforts of the Staff and look forward to resolving the above comments as soon as possible. Please do not hesitate to contact Mr. Christopher D. Johnson or Ms. Jaime D. Brennan, counsel to the Company, at (602) 528-4000, or myself at (480) 874-4000 should you have any questions regarding the responses set forth above.

Sincerely,

ABTECH HOLDINGS, INC.

By:	/s/ Lane J. Castleton
Name:	Lane J. Castleton
Title:	Chief Accounting Officer, Chief Financial
Officer, Vice President and Treasurer

cc:	Jaime D. Brennan, Squire Sanders (US) LLP (via e-mail)